Exhibit 99.1 James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Steven Simms (USA), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Louis Gries (USA) Company number: 485719 ARBN: 097 829 895 Dear Sir/Madam, James Hardie will conduct a management briefing on its 3rd Quarter FY18 results on Friday 2nd February 2018. A teleconference and webcast will be available for analysts, investors and media, as below: Time: 8.30am (AEDT) Dial in: +61 2 9007 3187 Participant Passcode: 785261 URL: http://www.ir.jameshardie.com.au/jh/results_briefings.jsp Yours faithfully, Jason Miele Vice President, Investor and Media Relations 23rd January 2018 The Manager ASX Market Announcements ASX 20 Bridge Street Sydney NSW 2000